ISSUER FREE WRITING PROSPECTUS
Filed Pursuant to Rule 433
Registration Statement No. 333-137902
Dated: May 16, 2008



Leveraged Upside Securities
Linked to the Deutsche Bank X-Alpha USD Excess Return Index
18 Month Maturity ■ 120%-130% Participation Rate

Indicative Terms & Conditions – May 16, 2008　　　　　　　　**Offering Period: May 16, 2008 – May 20, 2008**

Summary Terms

Issuer	:	Deutsche Bank AG, London Branch (Moody's Aa1, S&P's AA)[†]
Offering	:	Leveraged Upside Securities Linked to the Deutsche Bank X-Alpha USD Excess Return Index due November 23, 2009 (the "Securities")
Denominations	:	$1,000 per Security (minimum investment $1,000)
Underlying Index	:	The Deutsche Bank X-Alpha USD Excess Return Index (Bloomberg: DBGLXAE <INDEX>)
Issue Price	:	100.00% of the face amount
Index Starting Level	:	The Index closing level on the Trade Date
Index Ending Level	:	Index closing level on the Final Valuation Date
Index Return	:	(Index Ending Level – Index Starting Level) / Index Starting Level
Participation Rate	:	120%-130% (to be determined on the Trade Date)
Payment at Maturity	:	• If the Index Return is positive your payment at maturity will be calculated as follows:
		$1,000 + ($1,000 x Participation Rate x Index Return)
		• If the Index Return is zero or negative your payment at maturity will be calculated as follows:
		$1,000 + ($1,000 x Index Return)
Listing	:	Unlisted – Indicative secondary pricing may be obtained on Bloomberg Page: DBUS <GO> or on the X-markets website at http://www.usxmarkets.db.com
Business Days	:	London and New York (following business day convention)
Form of Security	:	Global, Book-Entry. The Securities will be represented by a single registered global security deposited with The Depository Trust Company
Agents	:	Deutsche Bank Securities Inc. and Deutsche Bank Trust Company Americas

† A credit rating is not a recommendation to buy, sell, or hold the Securities, and may be subject to revision or withdrawal at any time by the assigning rating agency. Each credit rating should be evaluated independently of any other credit rating. Any rating assigned to notes issued under Deutsche Bank AG's Global Notes Program, Series A does not enhance, affect or address the likely performance of the Securities other than the ability of the Issuer to meet its obligations.



Discounts and Commissions	:	The Agents will not receive a commission in connection with the sale of the Securities. The Agents may pay referral fees to other broker-dealers of up to 0.50% or $5.00 per $1,000 Security face amount, and Deutsche Bank Securities Inc. may pay custodial fees to other broker-dealers of up to 0.25% or $2.50 per $1,000 Security face amount. See "Underwriting" in the accompanying product supplement.
Security Codes	:	CUSIP: 2515A0 LH 4 ISIN: US2515A0LH40

Relevant Dates

Offering Period	:	May 16, 2008 – May 20, 2008 at 2:00 p.m. EST
Trade Date	:	May 20, 2008
Initial Settlement Date	:	May 23, 2008 (Three Business Days following the Trade Date)
Final Valuation Date	:	November 18, 2009
Maturity /Final Settlement Date	:	November 23, 2009 (Three Business Days following the Final Valuation Date)



Leveraged Upside Securities Product Snapshot

Indicative Terms

Structure:
- **Underlying Index:**   The Deutsche Bank X-Alpha USD Excess Return Index (Bloomberg: DBGLXAE<INDEX>)
- **Maturity:**   November 23, 2009 (18 Months)
- **Participation Rate:**   120%-130% (to be determined on the Trade Date)

Positioning:
- Equity alternative that facilitates a moderately bullish view on the Underlying Index.
- 120%-130% (to be determined on the Trade Date) upside participation in the Securities while maintaining a one-to-one downside performance exposure to the Index Return (no calls).

Best Case Scenario:
- If the Index Ending Level is greater than the Index Starting Level, investors receive 120%-130% (to be determined on the Trade Date) of the Index Return at maturity on their Securities.
- An investment in the Securities is not callable.

Worst Case Scenario:
- If the Index Ending Level is less than the Index Starting Level, you will lose 1.00% of your initial investment for every 1.00% decline in the Index Return.
- Maximum loss is 100.00% of the initial investment.

Risk Considerations:
- Because the Securities do not offer protection of your initial investment, and the return on the Securities is linked to the performance of the Underlying Index, you may lose up to 100% of your initial investment.
- Return on the Securities is linked to the value of the Underlying Index (without taking into consideration the value of dividends paid on the component stocks of the Underlying Index).
- An investment in the Securities is subject to the credit of the Issuer.

Investing in the Securities involves a number of risks. See "Selected Risk Factors" on the last page of this Product Snapshot, "Key Risks" in the accompanying term sheet and "Risk Factors" in the accompanying product supplement.



Hypothetical Scenario Analysis at Maturity:

- Hypothetical scenario analysis contained herein does not reflect the reinvestment of dividends and does not reflect advisory fees, brokerage or other commissions, or any other expenses an investor may incur in connection with the Securities.
- No representation is made that any trading strategy or account will, or is likely to, achieve results similar to those shown. Hypothetical results are neither an indicator nor guarantee of future returns. Actual results will vary, perhaps materially, from the analysis below.
- The hypothetical graph below assumes a Participation Rate of 125%. The actual Participation Rate will be from 120% to 130% and will be determined on the Trade Date.





Selected Risk Factors

- **FULL MARKET RISK** — You may lose some or all of your initial investment. The Securities do not guarantee any return of your initial investment and are fully exposed to any decline in the Index Return. For every 1% decline in the Index Return, you will lose 1% of your initial investment at maturity.

- **NO ASSURANCES OF POSITIVE-RETURN ENVIRONMENT** — While the Securities are structured to provide enhanced returns in a positive return environment, we cannot assure you of the economic environment during the term or at maturity of your Securities.

- **CREDIT OF ISSUER** — An investment in the Securities is subject to the credit risk of the Issuer, and the actual and perceived creditworthiness of the Issuer may affect the market value of the Securities.

- **NO PERIODIC COUPON PAYMENTS, DIVIDEND PAYMENTS OR VOTING RIGHTS** — As a holder of the Securities, you will not receive periodic coupon payments, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of component stocks underlying the Index Constituents would have.

- **THE SECURITIES ARE NOT THE SAME AS THE INDEX** — Owning the Securities is not the same as owning the stocks composing the Index Constituents or a security directly linked to the performance of the Underlying Index.

- **LIMITED LIQUIDITY** — The Securities offered hereby will not be listed and there will not be an active secondary trading market.

- **PRICE PRIOR TO MATURITY** — The market price for the Securities will be influenced by many unpredictable and interrelated factors, including the level of the Underlying Index; the volatility of the Underlying Index; the composition of the Underlying Index; the dividend rate on the stocks composing the Index Constituents of the Underlying Index and changes that affect those stocks and their issuers; the time remaining to the maturity of the Securities; interest rates in the markets; geopolitical conditions and economic, financial, political and regulatory or judicial events; and the creditworthiness of the Issuer.

- **EFFECT OF FEES ON SECONDARY MARKET PRICES** — Generally, the price of the Securities in the secondary market is likely to be lower than $1,000 per Security on the issue date, because the issue price includes and the secondary market prices are likely to exclude commissions, hedging costs or other compensation paid with respect to the Securities.

- **THE INDEX EXPOSES YOU TO CERTAIN RISKS** —

  - The Index has limited performance history.

  - Each pair of Index Constituents consists of a DB Regional Style Index and a Benchmark Index (each an "Index Constituent Pair"). An investment linked or related to the Index will not be the same as an investment in any DB Regional Style Index, the Benchmark Index with which it is paired or in any of their underlying components.

  - The value of the Index is based upon the return of each Index Constituent Pair. If the return of a DB Regional Style Index is positive but is less than the return of a Benchmark Index with which it is paired, the overall return of the relevant Index Constituent Pair will be negative.

  - The Index Constituent Pairs are not equally weighted in the X-Alpha Model.

  - Returns generated by the Index Constituent Pairs may offset each other.

  - The returns of the Index Constituent Pairs will be exposed to fluctuations in exchange rates.

  - The actual experienced volatility of each Index Constituent Pair and the X-Alpha Model may not equal target volatility, which may have a negative impact on the performance of the Index The calculation of the Index closing level will include a deduction of the borrow fee.

  - We are one of the companies that make up the Dow Jones EURO Stoxx 50 total return Index™, and our common stock may be included in two of the DB Regional Style Indices, but we are not affiliated with any other company included in the Dow Jones EURO Stoxx 50 Total Return Index™, any other Benchmark Index or any DB Regional Style Index.



- **DEUTSCHE BANK AG OR ITS AFFILIATES MAY AFFECT THE MARKET VALUE OF THE SECURITIES** — Trading or transactions by Deutsche Bank AG or its affiliates in the stocks composing the Underlying Index, or in futures, options, exchange-traded funds or other derivative products on the stocks comprising the Underlying Index, may adversely affect the market value of the stocks composing the Underlying Index, the level of the Underlying Index, and, therefore, the market value of the offering of Securities.

- **POTENTIAL CONFLICT OF INTEREST** — Deutsche Bank AG and its affiliates may engage in business with the issuers of the stocks composing the Underlying Index, which may present a conflict between the obligations of Deutsche Bank AG and you, as a holder of the Securities. The calculation agent, an affiliate of Deutsche Bank AG, will determine the Index Return and payment at maturity based on observed levels of the Index in the market. The calculation agent can postpone the determination of the Index Return or the Maturity Date if a market disruption event occurs on the Final Valuation Date.

- **POTENTIALLY INCONSISTENT RESEARCH, OPINIONS OR RECOMMENDATIONS** — Deutsche Bank AG or any of its affiliates may publish research, express opinions or provide recommendations that are inconsistent with investing in or holding a particular offering of Securities. Any research, opinions or recommendations could affect the value of the Index or the stocks included in the Underlying Index, and therefore the market value of the offering of Securities.

- **THE U.S. TAX CONSEQUENCES OF AN INVESTMENT IN THE SECURITIES ARE UNCLEAR** — Significant aspects of the U.S. federal income tax treatment of the Securities are uncertain, and no assurance can be given that the Internal Revenue Service will accept, or a court will uphold, the tax consequences described in the accompanying term sheet.

Deutsche Bank AG has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this product snapshot relates. Before you invest, you should read the prospectus in that registration statement and the other documents, including term sheet No. 393B, relating to this offering that Deutsche Bank AG has filed with the SEC for more complete information about Deutsche Bank AG and this offering. You may obtain these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Deutsche Bank AG, any agent or any dealer participating in this offering will arrange to send you the prospectus, prospectus supplement, product supplement B, underlying supplement 14/A, term sheet No. 393B and this product snapshot if you so request by calling toll-free 1-800-311-4409.

You may revoke your offer to purchase the Securities at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase, the Securities prior to their issuance. We will notify you in the event of any changes to the terms of the Securities, and you will be asked to accept such changes in connection with your purchase of any Securities. You may also choose to reject such changes, in which case we may reject your offer to purchase the Securities.

> **NOT FDIC/NCUA INSURED / MAY LOSE VALUE / NO BANK GUARANTEE**
> **NOT A DEPOSIT / NOT INSURED BY ANY FEDERAL GOVERNMENTAL AGENCY**